UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

	BY:	People’s United Bank

Date: June 28, 2011	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

The People’s United Bank Human Resources Committee of the Board of Directors and

Participants of the People’s United Bank 401(k) Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut

June 28, 2011

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

(In thousands)

	2010	2009
Assets:
Cash fund	$—	$5
Investments, at fair value (note 3):
Mutual fund shares	253,000	213,923
Putnam Stable Value Fund	112,092	106,571
People’s United Financial, Inc. Stock Fund	83,647	97,572
Putnam S&P 500 Index Fund	37,169	33,608

Total investments, at fair value	485,908	451,674

Receivables:
Notes receivable from participants (note 4)	12,202	10,928
Employer contributions (note 5)	4,939	4,641
Participant contributions (note 5)	431	353

Total receivables	17,572	15,922

Total assets available for plan benefits	503,480	467,601

Liabilities:
Accrued plan expenses	34	36

Total liabilities	34	36

Net assets available for plan benefits, before adjustment	503,446	467,565
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	(6,069)	(4,418)

Net assets available for plan benefits	$497,377	$463,147

See accompanying notes to financial statements.

2

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2010 and 2009

(In thousands)

	2010	2009
Additions to net assets attributed to:
Net appreciation in fair value of investments (note 3)	$16,280	$48,009
Interest and dividends	14,044	12,176

Net investment income	30,324	60,185

Contributions:
Participant	20,653	19,042
Employer	13,719	13,038

Total contributions	34,372	32,080

Plan transfers in (note 1)	1,075	110,966

Total additions	65,771	203,231

Deductions from net assets attributed to:
Distributions to participants	31,541	25,899

Total deductions	31,541	25,899

Net increase in net assets available for plan benefits	34,230	177,332
Net assets available for plan benefits, beginning of year	463,147	285,815

Net assets available for plan benefits, end of year	$497,377	$463,147

See accompanying notes to financial statements.

3

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Plan Description

The People’s United Bank 401(k) Employee Savings Plan (the “Plan”) is a defined contribution plan sponsored by People’s United Bank (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Mercer Trust Company (as “Trustee”) and Mercer HR Services (as “Recordkeeper”) (collectively “Mercer”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Human Resources Committee, appointed by the board of directors of People’s, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In general, all employees become eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, the People’s United Financial, Inc. Stock Fund, the Putnam S&P 500 Index Fund, or any of a series of mutual funds investment options offered by the Plan. All of the Plan’s investments are participant-directed investments.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible pre-tax earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

4	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

In January 2008, People’s United Financial, Inc. (the holding company parent of the Bank) acquired Chittenden Corporation (“Chittenden”). Effective January 1, 2009, participants in the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the “Chittenden Plan”) became eligible to participate in the Plan. In February 2009, Chittenden Plan assets totaling approximately $111.0 million were transferred into the Plan.

Effective January 1, 2010, the Community Bank & Trust Salary Savings Plan (the “CB&T Plan”) was merged with and into the Plan and assets totaling approximately $1.1 million were transferred into the Plan. The CB&T Plan was maintained by an affiliate of Chittenden.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds, the Putman S&P 500 Index Fund (substantially all of which is invested in a collective investment trust) and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

The Plan invests in a stable value fund through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a common collective trust fund consisting of investments in investment contracts with insurance companies and banks as well as synthetic investment contracts, and is stated at fair value which differs from contract value. Fair value of the Stable Value Fund is based on the fair value of the underlying investments.

5	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The Plan applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, and ASC 965 Plan Accounting – Health and Welfare Benefit Plans, which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. As required by this authoritative guidance, investments in the accompanying statements of net assets available for plan benefits include fully benefit-responsive investment contracts recognized at fair value, with a corresponding adjustment to reflect these investments at contract value.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gain and losses are determined based on the weighted average historical cost basis of the investment sold. Dividend income is recorded on the ex-dividend date.

(c)	Fair Value Measurement of Investments

Investments are reported at fair value in the accompanying statements of net assets available for plan benefits. ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	observable inputs for the asset or liability other than quoted prices; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

6	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

Mutual Fund Shares – Valued at the net asset value per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Collective Trusts – Valued based on the beginning of year value of the Plan’s interest in the trusts plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. If available, quoted market prices (net asset value) are used to value investments in the trusts. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2010 or 2009.

7	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Notes Receivable from Participants

Participant loans are accounted for in accordance with Accounting Standards Update (“ASU”) 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans, which requires that such loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan’s adoption of this guidance on January 1, 2010 did not have an impact on the Plan’s Statement of Net Assets Available for Plan Benefits or Statement of Changes in Net Assets Available for Plan Benefits.

(e)	Payments of Distributions

Distributions to participants are recorded when paid.

(f)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

(g)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for the participants may be used to reduce future People’s matching contributions. During 2010 and 2009, $230,950 and $16,868 in forfeitures were used to reduce People’s matching contributions, respectively. There were no remaining forfeitures available to reduce future employer matching contributions at either December 31, 2010 or 2009.

(h)	Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 as well as reasons for such transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. Adoption of the relevant provisions of this guidance is reflected, where applicable, throughout the notes of these financial statements.

8	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Investments

The following table presents the net appreciation (depreciation) in the fair value of investments (including investments bought, sold and held during the year) for the Plan years ended December 31, 2010 and 2009 (in thousands):

	2010			2009
	Realized	Unrealized	Total	Total
Mutual funds	$1,055	$26,210	$27,265	$45,989
Putnam S&P 500 Index Fund	743	4,165	4,908	7,297
People’s United Financial, Inc. Stock Fund	1,972	(17,865)	(15,893)	(5,277)

Net appreciation	$3,770	$12,510	$16,280	$48,009

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Collective trusts:
Putnam Stable Value Fund (contract value of $106,023 and $102,153, respectively)	$112,092	$106,571
Putnam S&P 500 Index Fund	37,169	33,608
Common stock:
People’s United Financial, Inc. Stock Fund	83,647	97,572
Mutual funds:
PIMCO Total Return Fund	34,045	29,572
Artisan Mid Cap Fund	25,502	(a	)

(a)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

The Plan, through its investment in the Stable Value Fund, has entered into a benefit-responsive investment contract. The Stable Value Fund, a collective trust, is a commingled pool that invests in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Mercer maintains participant contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

9	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value (as reported to the Plan by Mercer), because such investments are deemed to be fully benefit-responsive in that they provide that Plan participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The weighted average yield earned by the Stable Value Fund for the years ended December 31, 2010 and 2009 was 2.01% and 2.68%, respectively. The weighted average yield credited to participant accounts during that same period was 4.15% and 3.83%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. People’s does not believe that any of the aforementioned events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy, as of December 31, 2010 and 2009 (in thousands):

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$61,886	$—	$—	$61,886
Balanced	55,412	—	—	55,412
Mid-cap	47,505	—	—	47,505
International	34,720	—	—	34,720
Fixed income	34,045	—	—	34,045
Small-cap	19,432	—	—	19,432
People’s United Financial, Inc. Stock Fund	83,647	—	—	83,647
Putnam S&P 500 Index Fund	36,240	929	—	37,169
Putnam Stable Value Fund	—	112,092	—	112,092

Total	$372,887	$113,021	$—	$485,908

10	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$53,730	$—	$—	$53,730
Balanced	43,557	—	—	43,557
Mid-cap	38,326	—	—	38,326
International	33,443	—	—	33,443
Fixed income	29,572	—	—	29,572
Small-cap	15,295	—	—	15,295
People’s United Financial, Inc. Stock Fund	97,572	—	—	97,572
Putnam S&P 500 Index Fund	32,862	746	—	33,608
Putnam Stable Value Fund	—	106,571	—	106,571

Total	$344,357	$107,317	$—	$451,674

(4)	Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and may have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally have a five-year term (longer if used for the purchase of a primary residence) but may be repaid in full at any time. The interest rate for each loan, which remains fixed through the duration of the loan, is the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Loan rates ranged from 4.25% to 12.16% at December 31, 2010 and 2009.

(5)	Employer and Participant Contributions

Effective January 1, 2009, participating employees could contribute from 1% to 50% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $16,500 in 2010 and 2009.

11	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Participants who are age of 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For 2010 and 2009, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $5,500. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings. At its discretion, People’s may increase its matching contributions to 5% of participant earnings for a calendar year. People’s made discretionary matching contributions of $936,400 and $913,100 in 2010 and 2009, respectively.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank Employees’ Retirement Plan that was closed to new participants effective August 14, 2006. At December 31, 2010 and 2009, the Plan recorded additional employer contributions receivable totaling $3,748,519 and $3,172,217, respectively, representing amounts due from People’s as a result of this Plan amendment.

In connection with the acquisition of Chittenden, the Plan was amended to provide additional contributions for former non-highly compensated employees of Chittenden for the 2009 calendar year only equal to the amount, if any, by which contributions they would have been entitled to under the Chittenden Plan were less than contributions they would receive as participants in the Plan plus the Employee Stock Ownership Plan of People’s United Financial, Inc. For 2009, certain employees received additional contributions, as defined, totaling $352,612.

People’s matching contributions are made at the same time as participant contributions, while discretionary contributions and contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

12	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(6)	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). People’s contributions may be withdrawn subject to specified limitations. The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the accompanying statements of net assets available for plan benefits.

(8)	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

(9)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated October 16, 2003, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)	Related Party Transactions

The Plan’s investments include shares of People’s United Financial, Inc. common stock. People’s is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

13	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(11)	Subsequent Event

Effective January 1, 2011, employees of River Bank and Bank of Smithtown and their respective affiliates who became employees of People’s (or any of its affiliates) as a result of the merger of such banks, were eligible to become participants in the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2010	2009
Net assets available for plan benefits per financial statements	$497,377	$463,147
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trusts	6,069	4,418

Net assets available for plan benefits per Form 5500	$503,446	$467,565

The following is a reconciliation of net investment income per the financial statements to the Form 5500 (in thousands):

	Year ended December 31,
	2010	2009
Total net investment income per financial statements	$30,324	$60,185
Plus: Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trusts	1,651	9,560

Total net investment income per Form 5500	$31,975	$69,745

14	(Continued)

PEOPLE’S BANK 401(k)

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Cash fund	68.7 shares	$—

	Mutual funds:
	American Funds Europacific Growth Fund	318,725.543 shares	13,186
	Davis New York Venture Fund	222,805.997 shares	7,729
	Columbia Management Mid Cap Index Fund	173,149.292 shares	1,995
	Columbia Small Cap Value I I Fund	158,813.662 shares	2,185
	Artio International Equity Fund	714,477.167 shares	21,534
	Artisan Mid Cap Fund	758,298.939 shares	25,502
	Artisan Mid Cap Value Fund	996,444.845 shares	20,009
	Columbia Management Small Cap Index Fund	67,119.407 shares	1,160
	American Funds Growth Fund of America	620,831.833 shares	18,898
	T. Rowe Price Growth Stock Fund	690,834.149 shares	22,210
	PIMCO Total Return Fund	3,137,791.875 shares	34,045
	Sentinel Small Company Fund	2,041,493.517 shares	16,087
	T. Rowe Price Retirement Income Fund	160,169.976 shares	2,100
	T. Rowe Price Retirement 2005 Fund	4,236.173 shares	48
	T. Rowe Price Retirement 2010 Fund	423,892.018 shares	6,502
	T. Rowe Price Retirement 2015 Fund	944,879.574 shares	11,235
	T. Rowe Price Retirement 2020 Fund	591,526.273 shares	9,725
	T. Rowe Price Retirement 2025 Fund	827,687.525 shares	9,965
	T. Rowe Price Retirement 2030 Fund	369,089.933 shares	6,378
	T. Rowe Price Retirement 2035 Fund	340,253.035 shares	4,161
	T. Rowe Price Retirement 2040 Fund	103,610.797 shares	1,805
	T. Rowe Price Retirement 2045 Fund	189,675.586 shares	2,202
	T. Rowe Price Retirement 2050 Fund	115,448.925 shares	1,124
	T. Rowe Price Retirement 2055 Fund	17,293.684 shares	166
	Allianz NFJ Dividend Value Fund	1,141,605.848 shares	13,049

	Total mutual funds		253,000
*	Putnam Stable Value Fund	106,023,424.234 shares	112,092
*	People’s United Financial, Inc. common stock	5,970,487.066 shares	83,647
	Putnam S&P 500 Index Fund	1,037,652.470 shares	37,169
*	Notes receivable from participants	Interest rates ranging from 4.25% to 12.16%. Maturity dates of January 2011 to August 2025.	12,202

	Total investments and loans (held at end of year)		$498,110

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

15

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP